SmartGurlz

Entertainment Hardware Education 3D Printing Media

Invest in a Shark Tank company! Helping kids learn to code through play

SMARTGURLZ.COM ARLINGTON



SmartGurlz



In 2017, we launched our award-winning digital learning company on Shark Tank. Since then, we have earned more than $1.6 million in revenue, 300+ retail outlets, a 4.3 star rating on Amazon and closed a co-operation with Girls Scouts of America and PBS. We have sold more than 30,000 products and are excited to announce a new collaboration for a... more

Sharmi Albrechtsen CEO @ SmartGurlz

Why you may want to support us...

1. More than $1.9 million in revenue to date, 33,000 products sold.
2. Investors and advisors include investment bank Morgan Stanley and Daymond John of ABC's Shark Tank.
3. Morgan Stanley invested $200,000 and is a strategic investor through its accelerator program.
4. Signed TV licensing deal with PBS's Odd Squad.
5. Signed a $5.5 million deal with former LEGO education distributor, Pitsco Education
6. Featured on CNN, Fox and Friends, Fox Business News, Forbes and Financial Times.
7. The team includes former VP of Hasbro, EVP of LeapFrog and host of MythBusters.

Why investors ❤ us

WE'VE RAISED $2,928,499 SINCE OUR FOUNDING



Licensing #SmartGurlz could take this product to a whole new level.

Daymond John
ABC's Shark Tank



Coding is the future! I tried to get my kids in coding classes when they were younger, but it did not work out...you are making coding accessible to all! KUDOS!

Eurydice Stanley
Retired Army Officer, Mommy, Author.



As the founder of a youth empowerment group called Girls Of Decision, and mother of a 7 year old daughter, this investment felt right. I believe that "SmartGurlz" was the right choice for me when chosing investments that I believe in.

Nashima Harvey
CEO/Founder of TLGH Educational Services, LLC and Girls Of Decision Youth Empowerment as well as an investor.

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Sharmi Albrechtsen
CEO
AdWeek's Disruptor in Gender Diversity, TEDX 2019, Expert in EDTECH, E-learning, Business Strategy



Jesper Nissen
Co-founder & CTO
Executive Vice President, COO, VP Research and Development in several Global High Tech companies



Martin Pidel
CMO
Former EVP of LeapFrog and VP of Global Brand Marketing at Hasbro



Kari Byron
Chief Creative Officer
Television Host and Artist, Host of Discovery Channel's MythBusters and Netflix White Rabbit Project



Ken Klinkowski
Head of Product Design
10+ years in Animation, Expert in 3D Product, Product Design, Marketing and Branding, Concept Design



Kasey Bernard
VP Business Development & Education Manager
Background in Project Management, Business Transformation, Operations, Marketing, and eCommerce



Siri Lackovic
Advisory Board Member
VP of Brand Marketing at Blue Prism, Former Senior Brand Marketing Strategist at Adobe

in



Patrick E Calderon
VP of Business Development
Responsible for propelling unknown brands into major retail stores like Apple, Target, Walmart, etc.

in



Lotte Hojbo Liebst
Advisory Board Member
Director of Group Marketing & Digital at Louis Poulsen

in

In the news

Downloads

- Sharmi on Shark Tank.mp4
- Smartgurlz investment-Deck V04.pdf

Join Morgan Stanley who leads with a $200,000 investment


SmartGurlz

CEO, Sharmi Albrechtsen at the Morgan Stanley HQ in Times Square

SmartGurlz is proud to announce that one of the largest investment banks in the world, Morgan Stanley has invested $200,000 plus advisory services in SmartGurlz. The team will be working out of the NYC Morgan Stanley offices until December 2019 as part of the accelerator program called the Multicultural Innovation Lab.

The Story of SmartGurlz

We started with an appearance on **ABC's Shark Tank** and taught Sir **Richard Branson** to code. It's been an amazing journey, and we've only just begun. **Join our community!**



Bridging the Gender Gap

My 8-year old daughter was struggling in math and computer science and one of her main comments was "When am I ever going to use this?" All of the **products were masculine** with tank-like wheels, blades and bazookas and it was sending her the message: 'this is for boys'.

This is when I had my '**aha' moment** that a product geared towards her play patterns such as doll play, role model play, dress up and creative storytelling.

The Solution

The time is right for SmartGurlz. SmartGurlz is **backed by research** to show that in order to engage more young girls, we need to address their preferred learning styles and brain function. SmartGurlz is more than just a **fast-growing company**, we are a **movement** of **loyal customers** who believe that girls need more than just exposure – they want tailored products that excite, ignite and engage.



A Fast Growing ED TECH Company

Thanks to Shark Tank, we had an amazing **bumper year in 2017** when we aired on national television with 9 million viewers. Otherwise, SmartGurlz has been experiencing a healthy year-on-year revenue growth and **2019 is a launch year for our new schools**' program, **SmartBuddies** and our licensing deal with **PBS's Odd Squad** which include an **all-new product range.**


30,000 kids
In just two years we have reached about 30.000 kids and made more than $1.6 million USD in sales.
We have a year to year organic growth of more than 70% year to year for SmartGurlz sold to consumers. We will scale our business by going to the Schools Ed-Tech market and TV-based consumer products
Products sold
Shark Tank effect
Christmas sale
Extraordinary Shark Tank sale
Approx. 70% organic growth

High Growth with thousands of kids and counting

The financials included as part of our filing do not count grants received as revenue, even though they are recurring revenue. To account for that, we wanted to share the following table. We received **government grant funds** that are earmarked towards **sales into schools,** which are included in the revenue calculations above. Our 5x revenue in 2017 was due to our Shark Tank appearance in November 2017.

Projection

SUBSTANTIAL AND WELL DOCUMENTED 5 YEAR GROWTH PLAN

Forecasted Sale	2019	2020	2021	2022	2023
Consumer	$288.800	$722.000	$5.305.072	$10.610.144	$15.915.216
Schools	$496.500	$4.356.000	$11.232.000	$22.464.000	$33.696.000
Licensing	$0	$480.000	$2.880.000	$5.760.000	$8.640.000
Total Sale	$785.300	$5.558.000	$19.417.072	$38.834.144	$58.251.216
Sales Expensees	$300.462	$865.915	$3.246.292	$6.005.640	$9.008.460
Production Expenses	$464.080	$2.791.812	$8.445.619	$15.624.396	$23.436.594
Operating Expenses	$509.380	$1.006.320	$1.790.880	$3.313.128	$4.969.692
Pre Tax Profits (EBITA)	($488.622)	$893.953	$5.934.280	$13.890.980	$20.836.469

Methodology: This forecast is based on the knowledge gained from the past 3 years of doing business in the US Toy and Ed-tech market and that we are able to raise the necessary funds to carry out our product launch plan.

- Smart Buddies is integrated in the lesson plans in more than 10% of the American schools.
- Girls Meet Mars TV series is launched in 2020
- Girls Meet Mars products to the consumer market is launched shortly after the TV series launch in 2021

Expanding our Products with a TV Show

SmartGurlz signed a TV licensing contract with Sinking Ship Entertainment, the makers of **PBS's Odd Squad.** PBS approached SmartGurlz about a collaboration with its most **popular live-action show - more than 9 million viewers per month!** With a focus on math to solve mysteries - the show fits perfectly into SmartGurlz's wheelhouse and gives us new content and a TV show angle for an all-new product range that many Big Box retailers prefer.

PBS's Odd Squad:



ODD SQUAD


ODD
SQUAD

Early Odd Squad Prototypes


Find the missing pies on map
Blocks
move up
move down
move left
move right
when run
move down
move left
move left
move down
move down
move left
PIENADO
Run

Smart Buddies: Now we're launching into a $40 Billion School Market

More than **250 students** in 10 schools in **Florida and Texas** have now been through the **SmartBuddies schools pilot program** -- the only coding program targeted at diversity and inclusion in coding and STEM.

In a partnership with SmartGurlz, schools distributor Pitsco is now collecting the feedback from the schools. Pitsco worked with **LEGO** for more than a decade introducing Mindstorms to schools across America and SmartGurlz is honored that they have chosen us as a partner.

Yes, we have Smart Boys, too



SmartBuddies is currently scheduled for launch at the ISTE conference, Philadelphia, June 23, 2019.

2021: The Future is Mars

SmartGurlz is working on a new **consumer franchise and product line** that includes our own entertainment/content, robots, figures and apps that is based around Mars exploration and **female empowerment in STEM**.

We are currently in dialogue with **NASA** to close a deal for an educational collaboration and have also received a contract to work with Jeff 'Swampy' Marsh **Executive Producer of Disney's Phineas and Ferb** to move forward with a sizzle for a new animated series.



Girls Meet Mars Product for 2022

SmartGurlz has prototypes in the pipeline for this new **consumer product line** that includes our own entertainment/content, robots, figures and apps. Inspired by American Girl doll model (girls collect and play for 3 years) below is a video, of our new range that is customizable and will allow of accessories and a Life Time Revenue for $400-$600.


SmartGurlz - TOYS 05132019
Watch later
Share

INVESTOR PERKS



INVESTMENT PERKS

It's important to us that you know how much we value your investment, so we've put together a perks system to benefit everyone that contributes to our mission.

$150	A SmartGurlz t-shirt and personal thank you note from our CEO.
$300	A SmartGurlz robot and battery pack, plus a personalized autographed headshot from MythBusters' Kari Byron, as a personal thank you to you.
$600	You'll receive all of the above, plus a personal video message from CCO Kari Byron, host of MythBusters. Kari will record a 20 second personalized video greeting for you, saying whatever you like (within reason). You'll receive this as an mpeg.
$1250	You'll receive all of the above, and you'll get the first, signed prototypes of the Girls Meet Mars range.
$6000	Come and have lunch with the SmartGurlz founders team at our New York offices, and get two tickets to the red carpet Girls Meet Mars launch in Los Angeles, which will be attended by the cast and creators.
$12,000	You'll receive the first prototypes of Odd Squad products, signed as well as a VIP invite to the launch of Odd Squad franchise products

SmartGurlz Interview with Martin Pidel, Co-founder and CMO:



SmartGurlz - Interview with Martin Pidel, Co-Founder and C...
Watch later
Share
Brian Belley
pidel

Investor Q&A

– COLLAPSE ALL

What does your company do?

In 2017, we launched our award-winning digital learning company on Shark Tank. Since then, we have earned more than $1.6 million in revenue, 300+ retail outlets, a 4.3 star rating on Amazon and closed a co-operation with Girls Scouts of America and PBS. We have sold more than 30,000 products and are excited to announce a new collaboration for a school product and curriculum – targeting both girls and boys.

Where will your company be in 5 years?

SmartGurlz aims to be the LeapFrog of smart connected-toys with $200 million in revenue and $1 billion company valuation.

What's new about what you're making? How is it different?

Our robot, Siggy and our SugarCoded app are made with a girl's brain development in mind. For example, we have story based coding exercises that encourage her to be creative in 'applied math' while still being comfortable in her safe world of words, pictures, stories and concepts. Inspired by the work of Dr, Abigail James and her book, Teaching the Female Brain: How Girls Learn Math and Science, SmartGurlz is trying to change the way we teach girls STEM.

Studies show that girls' brains give them a verbal advantage, likewise, there is data showing that boys' brains favor spatial skills that make it easier for them to visualize three-dimensional objects from different angles. This gives boys advantages in math, robotics, and coding. And when you put girls in a mixed environment with boys, many girls lose confidence and lean away because the boys seem 'naturally better'."

How big is the market?

We are disrupting a $40 billion EdTech market

How do you acquire customers?

SmartGurlz has a growing community of more than 20,000 customers and 10,000+ members of our Facebook community. We use Facebook ads as well as social media and influencers to sell our products. We have partnerships with Girl Scouts of America and BlackGirlsCode. We are currently working on retail partnerships with Apple and Walmart, including a new PBS TV branded product with Odd Squad. The Odd Squad show has more than 9.4 million views per month and is one of the most popular shows on PBS.

How will you make money?

Currently, we make money through product sales. This year through a partnership with Pitsco, one of the country's largest educational distributors, SmartGurlz will launch 'SmartBuddies' that includes sales of books and curriculum in June. We are happy to announce that a pilot with 250 students and 10 schools was highly successful.

In the future, we believe licensing will be an important revenue as the brand of SmartGurlz grows and our unique content, stories and curriculum catches hold.

We are excited to announce 2 multi-media products that encourage kids to engage with STEM (science technology engineering and math).

What's your biggest risk? What keeps you up at night?

With the Apple product that we are creating, it is a requirement that Augmented Reality is available to the mainstream and provides a great entertainment experience. Due to limitations in the current hardware, AR may be slower growth than companies like Apple predict. Another issue is pricing when dealing with Big Box retailers such as Walmart.

What do you understand about your business that others don't get?

That when it comes to education one-size does not fit all. There is a reason that fewer girls and women are interested in STEM and we believe it is not just exposure but access to the right products that meet girls where they are. Too many gender-neutral coding products try to reach all children and historically we have seen that the numbers of girls taking STEM education is declining. By age 13, most girls have decided to lean away from STEM, so we must bridge the gender gap early.

Congrats on Shark Tank, what was it like?

"I had watched Shark Tank for years and was an avid fan. In fact, the show inspired me to become an entrepreneur. So after speaking with a producer at the Consumer Electronic Show (CES), let's just say, I was insanely happy. The process is long and rigorous; the studio spends a lot of resources on due diligence and even researched all competing patents to our products. Funnily, they even found a few patents that our patent attorney had overlooked! I was very ambitious with my pitch and had a custom branded e-tuk van drive into the Shark Tank because I wanted to launch our idea of an after school van program called 'The Road to Code'. Working with Daymond John and his team has been amazing and I must admit that being a 'Shark Tank company' is a real quality check, as so few companies are chosen: Sharmi Albrechtsen, CEO

What led you to found the company?

Of course we have all heard about the gender divide in STEM and how few women are taking STEM educational [paths]. These statistics became very real when a few years ago, I invested in a $150 robotic and coding building set for my younger daughter, Nina. Quite frankly, she rejected it. After opening the box and trying to build the 'robot', I could clearly see her disinterest. This is when the idea of SmartGurlz came to me.

Tell us about the CEO Sharmi Albrechtsen

Robotics aficionado, educator, author, and mom, Sharmi Albrechtsen is CEO and Co-Founder of SmartGurlz, a robotics and software company focused on girls. Sharmi began her career as an author and journalist and eventually spent the last decade in communications.

Right before founding SmartGurlz, Sharmi was the Associate Director of the Ida Institute, a non-profit organization whose mission was to empower adults and children to overcome hearing disabilities.

As CEO, she is the backbone of the company, ensuring that the company develops, markets and sells innovative products, and she has been recognized for her passion and commitment.

Not only do SmartGurlz partners include BlackGirlsCode and Girl Scouts of America, but also AdWeek recently granted Sharmi its 2017 Disruptor Award, in Championing Gender Diversity in Advertising and Tech. She has also been featured in Forbes, The Huffington Post, Fox Business News, and CNET.

Can I make money from investing in SmartGurlz?

That's the whole point! This is completely different than the traditional crowdfunding you get on Kickstarter and others, where you donate in exchange for a reward, perk or pre-sale of the product. When you invest in SmartGurlz, you are buying stock in the company. Our job is to make the value of that stock go up!

Shareholders will be able to gain on their investment when the company is acquired or does an IPO:

While an IPO is a possibility, if SmartGurlz becomes the only EdTech brand focused on diversity and inclusivity, we would be a target for acquisition by education companies, toy/gaming companies looking to expand into education or tech companies competing in the children's education space

What other benefits do I get?

As a SmartGurlz shareholder, you get to come along for the ride as we work with Hollywood creators to release exciting new content projects and toy launches. You'll get coupons for exclusive products, invites to shareholder-only online hangouts with the cast and crew, live-streamed tours of the set invites to exclusive shareholder meetings, screenings, VIP events. We already have a meet and greet planned with MythBusters star Kari Byron.

Financials

SmartGurlz has financial statements ending December 31 2019. Our cash in hand is $290,000, as of May 2020. Over the three months prior, revenues averaged $6,000/month, cost of goods sold has averaged $6,000/month, and operational expenses have averaged $18,000/month.

At a Glance

January 1 to December 31

$303,840 [20%]
Revenue

-$792,001
Net Loss

$1,028,663 [7%]
Short Term Debt

$1,058,829
Raised in 2019

$290,000
Cash on Hand
As of 05/ 1/20

INCOME | BALANCE | NARRATIVE

THE YEAR 2019

The financial results for 2019 have been significantly influenced by the strategic expansion in SmartGurlz's business model and a focus on building new business areas.

Historically, the company found consumer product sales successful with TV exposure and awareness from its participation in ABC's Shark Tank.

Unfortunately, SmartGurlz has found the consumer sales of SmartGurlz carried a high customer acquisition cost once awareness had worn off from the novelty of the show. The company tried various marketing mix strategies including PR and Facebook ads.

In late 2018, SmartGurlz decided to pursue educational opportunities for selling a variation of SmartGurlz, 'Smart Buddies', to schools in the US and Canada. The company signed an exclusive distribution deal with Pitsco Education with 3-year sales goals of approximately $5 million for 2020 through 2022.

Therefore, 2019 was a pivot year for SmartGurlz where all resources focused on product development of Smart Buddies, and few funds were spent on sales activities supporting the sales of the consumer product, SmartGurlz. SmartGurlz consumer products were mainly sold during Quarter 4 with a focus on holiday sales.

Smart Buddies 2019 activities included the development of an expanded app, eight new character books including girls and boys, creation of a new curriculum, testing of the curriculum with 250+ students in 10 schools, and a revamp of all branding, marketing, and packaging materials.

The Smart Buddies product line was ready for sale in January 2020, and a complete go to market plan had been developed with Pitsco Education.

However, COVID-19 ceased all customer-facing selling activities from February, and schools buying patterns were disrupted. Due to Covid-19, Smart Buddies launch activities at nine educational conferences were canceled and Pitsco's sales meetings were canceled.

SmartGurlz reacted very quickly, as it is only possible for a small and agile company, and quickly brought two COVID-19 initiatives to the market, SmartBuddies@Home and SmartBuddies Virtual Summer Camps, initiatives that both include online teaching via Zoom. Early results show the popularity of these offerings and a possible new business concept in the future which involved combining products and live virtual events.

Financing

During 2019 SmartGurlz raised approx.. $671 thousand in convertible notes through Wefunder and $200 thousand in convertible preferred shares from Morgan Stanley; all based on the same valuation and interest rates as the convertible notes raised in 2018 through SeedInvest.

In 2020 SmartGurlz has received grants and investments from NYU amounting to $25 thousand and $10 thousand in a grant from The Shea Moisture award.

Net Sales

Due to the strategic change in the business model and less marketing spending in 2019 compared to 2018 net sales declined in 2019 compared to 2018. This was mainly due to a weaker revenue stream from Amazon.com and SmartGurlz.com, which led to reduced sales from these stores.
Further the production of the SmartBuddies products was delayed in late 2019, preventing Smart Buddies sales in 2019, which resulted in, that the change in business model has no positive impact on net sales in 2019.

Gross profit

In order to align with its new distribution partner, Pitsco Education, SmartGurlz gross profit appears to decline due to an accounting exercise that includes deferred profit. The company's gross margin percentage was significantly impacted by its Pitsco distribution agreement which requires Pitsco to buy all relevant SmartGurlz raw materials (Siggy, Doll, SiggyPower, etc.) at cost, before producing Smart Buddies from SmartGurlz parts. SmartGurlz will receive revenue when Pitsco sells the new Smart Buddies to schools, which will influence gross margins positively in 2020.

Gross profit declined due to reduced consumer sales and the realized gross margin percentage declined in 2019 from 50% in 2018 to 20%.

Operating expenses

Due to the strategic change in the business model, fewer marketing activities were initiated and fewer sales through Amazon were realized resulting in lower selling expenses in 2019 compared to 2018.

Wages and related payroll expenses is influenced by that compensation granted to CMO Martin Pidel reflects a full year salary in 2019 as opposed to 6 months in 2018. The compensation is granted in the form of cash payments and convertible notes on the same terms as the Seed Invest investors.

Research and development expenses incurred related to the development of Smart Buddies. The development of Smart Buddies required significant software development work in two areas: Bluetooth and app features. The product was re-built to function well in a multi Bluetooth environment as well as adding specific school features to the Smart Buddies App. The app was also re-skinned with new and more gender-neutral design, characters of various ethnic backgrounds as well as eight new e-books in 2 reading levels.

General and administrative expenses declined due to less legal costs that in 2018 and due to that in 2018 SmartGurlz relocated and established SmartGurlz in the USA.

Due to that additional convertible notes were raised in during 2019 interest expense increased.

Balance sheet

Cash has increased due to the additional financing that has been obtained in 2019.

Inventory has declined due to sales. No new inventory has been purchased in 2019.

Cash from the sales of goods has been used to repay notes payables and line of credit with its primary distributor and notes payable to shareholders and investors.

Crowd notes increased in 2019 due to accrual of interest and that additional crowed notes amount to approx. $455 thousand was raised. In addition, crowed notes has increased due to notes issued to the company's CMO has part of his compensation package.

SmartGurlz is planning on a new funding round at the end of 2020 when COVID-19 impact on sale has reduced and sales numbers are increasing.

Subsequent events
Our business plan for the year 2020 reflected a significant launch and sale of Smart Buddies together with Pitsco Education. However, COVID-19 canceled and delayed the possibility of launching and presenting the product at more than 10 fairs and conferences during Q1 & Q2 2020. Furthermore, as schools closed, kids were sent home and no buying of new teaching products took place, especially not of a new product such as Smart Buddies. However, sending the kids home and closing summer camps gave SmartGurlz the possibility of developing SmartBuddies@Home for kids schooling from home and Smart Buddies Virtual Summer Camps, which has huge traction, both from a media point of view where Smart Buddies has already been presented to more than ten TV Channels and online/print magazines and sales are picking up on Amazon, SmartBuddies.com and Pitsco.com.

Total revenue expectations for 2020 are about 1MUSD by selling 6000 Smart Buddies products as either SmartBuddies@Home or SmartBuddies Virtual summer Camps or as full school kits, 1, 4, 8 or 12 product kits. Expectations thereafter will be that Pitsco will place a new order of a value of 750KUSD.

Jesper Nissen
Founder and COO
SmartGurlz Inc.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -261%

Gross Margin: 14%

Return on Assets: -235%

Earnings per Share: -$0.79

Revenue per Employee: $75,960

Cash to Assets: 59%

Revenue to Receivables: ~

Debt Ratio: 305%

SmartGurlz Inc FS 2019 Final.pdf

Risks

1. The Company is in the deployment stage. It has limited revenues to date. There is no assurance that the Company will be able to record profits in the future. The Company is also faced with risks inherent in operating a new business. The risks inherent in operating a new business such as the Company's include: (i) difficulties and delays often encountered in developing, producing and commercializing new, complex technologies; (ii) developing the markets for the Company's products and technologies; (iii) transitioning the Company's development efforts to commercialization; and (iv) attracting and retaining qualified management, sales and/or marketing and technical staff.

2. The Company is seeking up to $1,000,000 to fund product development, marketing and operations. Capital requirements associated with product development, marketing and operations have been and will continue to be substantial. The Company may need to raise additional funds in the future in order to fund operations, pursue sales growth opportunities, develop new products or services, respond to competitive pressures, or acquire other businesses. The Company may not be able to obtain additional financing when needed, or that, if available, such financing may not be available on acceptable terms. If additional financing is needed the interests of the holders of Unsecured Convertible Promissory Notes (the "*Notes*") could be substantially diluted. If adequate funds are either not available or not available on acceptable terms, the Company will be unable to accomplish its objectives. Any inability to do so would have a negative effect on its business, revenues, financial condition and results of operations. If additional funds are raised through the issuance of equity or convertible debt securities, the potential equity ownership of the holders of the Notes will be diluted. Moreover, these securities may have powers, preferences and rights that are senior to those of the rights of the holders of the Notes

3. The Company will continue to experience significant operating losses as it expands its network, engages in additional development efforts, and grows its marketing and sales force in an effort to commercialize its products. The Company expects losses until such time, if ever, that its revenues from the sale of its products and services cover its expenses. Achieving and maintaining long-term profitability depends on successfully commercializing its products and technologies. The Company cannot assure you that it will be able to achieve any of the foregoing or that it will be profitable even if it successfully commercializes its products.

4. The Company's revenue growth is dependent on our ability to continually attract new customers while retaining and expanding our product offerings to existing customers. Growth in the demand for our solutions may be inhibited and we may be unable to sustain growth in our customer base for a number of reasons, including, but not limited to: our inability to market our solutions in a cost-effective manner to new customers or in new vertical or geographic markets; our inability to expand our sales to existing customers through Big Box retail relationships; our failure to develop new or additional solutions: our inability to build and promote our brand; and perceived security, integrity, reliability, quality or compatibility problems with our solutions.

5. The statements presented in this Regulation Crowd Funding Offering may contain forward-looking statements. These statements may relate to future events, future partnerships, future financial performance of SmartGurlz. However, any statements that are not statements of historical fact - including without limitation statements to the effect that the Company or its management "believes", "expects", "anticipates", "plans" (and similar expressions) - should be considered forward looking statements. In the name of full transparency, there are a number of factors that could cause SmartGurlz's actual results to differ materially from those indicated by the forward looking statements

6 Jesper Nissen is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

7 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

8 Kari Byron is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Gert Erik Riget	Angel Investor @ Angel Investor	2017
Pauli Andersen	Chairman @ self employed	2017
Jesper Nissen	COO @ Weibel Scientific	2015
Sharmi Albrechtsen	CEO @ SmartGurlz	2017

Officers

OFFICER	TITLE	JOINED
Martin Pidel	CMO	2017
Jesper Nissen	CTO / COO	2015
Sharmi Albrechtsen	CEO	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Jesper Nissen	370,000 equity	37.0%
Sharmi Albrechtsen	370,000 equity	37.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
12/2019	$858,829	Convertible Note
03/2019	$200,000	Convertible Note
01/2016	$376,170	Loan
01/2018	$147,500	Loan
01/2017	$174,000	Loan
06/2018	$150,000	Convertible Note
06/2016	$700,000	Priced Round
06/2018	$322,000	Convertible Note

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
06/30/2018	$150,000	20.0%	5.0%	$7,000,000	
06/30/2018	$322,000	20.0%	5.0%	$7,000,000	12/20/2019
03/24/2019	$200,000	5.0%	20.0%	None	

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
HL Marketing	01/02/2016	$376,170	$376,170	6.0%		Yes
Choon Design	01/01/2017	$174,000	$31,032	6.0%		Yes
OTRA capital	01/01/2018	$147,500	$140,615	%		Yes

Related Party Transactions

Name	HL Marketing
Amount Invested	$376,170
Transaction type	Loan
Issued	05/03/2017
Outstanding principal plus interest	$349,170 as of 04/2019
Interest	6.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Shareholder in company

During 2016, SG AS entered into a loan agreement with a shareholder to borrow 750,000 DKK (approximately$112,000 USD at the time of issuance). The loan bears interest at 6% per annum. The Company makes quarterly payments of 50,000 DKK, beginning May 1, 2017, until the principal amount is repaid. At various times in 2017, the Company borrowed additional funds totalling 1,495,000 DKK (approximately $225,000 USD) pursuant to the same terms noted above. At December 31, 2018 and 2017, amounts owed under this agreement totalled $379,734and $376,170 USD, respectively.

Use of Funds

$100,000	24 percent towards R&D (electronic design, mechanical design, prototyping, testing of Girl Meets Mars and School Products) 33 percent towards marketing (conference attendance, Facebook ads, other social ads) 38 percent towards general operations (salaries, office rent, administration) 5 percent towards Wefunder intermediary fee
$1,070,000	21 percent towards R&D (electronic design, mechanical design, prototyping, testing of Girl Meets Mars and School Products) 15 percent towards marketing (conference attendance, Facebook ads, other social ads) 21 percent towards general operations (salaries, office rent, administration) 38 percent towards Inventory purchase 5 percent towards Wefunder intermediary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	1,000,000	1,000,000	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.